                                          UNITED STATES
                                     SECURITIES AND EXCHANGE
                                            COMMISSION
                                      Washington, D.C. 20549

                                                                                              ---------------------
                                            FORM 12b-25                                        SEC FILE NUMBER

                                    NOTIFICATION OF LATE FILING                                    811-09967
                                                                                              ---------------------
                                                                                              ---------------------

                                                                                              ---------------------
                                                                                                  CUSIP NUMBER
(Check One): [ ]Form 10K     [ ] Form 20-F    [ ] Form 11-K   [ ]Form 10-Q    [X] Form N-SAR
                                                                                              ---------------------

               For Period Ended:    December 31, 2000
                                 ----------------------------
               [   ]  Transition Report on Form 10-K
               [   ]  Transition Report on Form 20-F
               [   ]  Transition Report on Form 11-K
               [   ]  Transition Report on Form 10-Q
               [ X ]  Transition Report on Form N-SAR
               For the Transition Period Ended;
                                                ---------------------------------------------

--------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRATION INFORMATION

        NBT Investment Company, Inc.
--------------------------------------------------------------------------------
Full name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

        52 South Broad Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Norwich, New York  13815
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     |   (a)     The reasons described in reasonable detail in Part III of this
     |           form could not be eliminated without unreasonable effort or
     |           expense;
     |
     |   (b)     The subject annual report, semi-annual report, transition report
     |           on Form 10-K, Form 20-F, 11-K or Form N-SAR , or portion
[X]  |           thereof, will be filed on or before the fifteenth calendar day
     |           following the prescribed due date; or the subject quarterly
     |           report of transition report on Form 10-Q, or portion thereof
     |           will be filed on or before the fifth calendar day following the
     |           prescribed due date; and
     |
     |   (c)     The accountant's statement or other exhibit required by Rule
     |           12b-25(c) has been [X] attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The Fund had to make a determination as to the level of disclosure to be reported in its financial statements. When it was determined that more versus less disclosure was required, the work required to gather, summarize and review the additional information to ensure a complete and accurate filing took more time than anticipated. As a result, the Fund was unable to file its Form N-SAR on time without unreasonable effort and expense. The Fund expects to file its Form N-SAR on or before March 16, 2001.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification
               Kathie J. Deierlein                         ( 607  )                              337-6246
        ------------------------------------       -----------------------------       -----------------------------
               Name                                      (Area Code)                        (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
        answer is no, identify report(s).                   [  ] Yes     [X] No

        Form N-SAR for the period ended June 30, 2000

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                    [  ] Yes     [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                          NBT INVESTMENT COMPANY, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 2, 2001                     By      /s/ Michael J. Chewens
    ------------------------------          ------------------------------------
                                              President

                                      -2-